EXHIBIT 21(i)


                  Subsidiaries of the Registrant



Renaissance Medtech, Ltd. a Nevada corporation.
Renaissance ASD, Ltd. a Nevada corporation.
Renaissance Center, Ltd. a Nevada corporation.
Renaissance Center, Inc., a California corporation.